UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2008

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

OTE GROUP REPORTS 2008 FIRST QUARTER RESULTS

UNDER IFRS

•

Group revenues up 1.9%; up 2.9% excluding Infote in Q1’07

•

Cost-cutting action implemented across all major OTE units; operating income stable excluding higher voluntary retirement costs (€41.8mn in Q1’08)

•

Strong OIBDA performance from all mobile operations

•

Group OIBDA margin up at 37.4%

•

Solid cash flow generation, partly due to lower CAPEX

ATHENS, Greece – May 29, 2008 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter ended March 31, 2008:

(€ mn)	Q1’08	Q1’07	% Change
Revenues	1,537.5	1,508.6	1.9%
Operating Income	239.5	260.3	-8.0%
Pre-tax Income	190.5	241.2	-21.0%
Net Income	141.1	140.9	0.1%
Basic EPS (€)	0.2879	0.2875	0.1%
OIBDA*	533.9	539.6	-1.1%
Pro forma** OIBDA as % of Operating Revenues	575.7 37.4%	561.7 37.2%	2.5% 0.2pp
Cash flow from operations	322.5	320.6	0.6%
CAPEX as % of Revenues	9.0%	14.8%	-5.8pp

   * Operating income before depreciation and amortization

                                ** Excluding impact Voluntary Retirement Programs in OTE SA and RomTelecom (€22.1mn in Q1'07 and

                                    €41.8mn in Q1'08)

Commenting on the quarter, Panagis Vourloumis, Chairman and CEO, noted: “We have started the year with a solid quarter, as all major units of the OTE Group delivered strong underlying margin performances in the face of tough competition and tight market and regulatory conditions.  To a large extent, this is the result of strict cost discipline in Greece as well as abroad, in fast-growing activities as well as in mature operations.  In fixed-line, both in Greece and in Romania, we are reaping the benefits of recent early retirement programs and efforts to contain our cost base, while pursuing the promotion of new services.  In mobile telephony, we are gaining share in all markets while keeping subscriber acquisition costs under control, thanks in part to better usage of our distribution network.  The initiatives we have taken to transform OTE into a more efficient group are starting to pay off – we intend to pursue and accelerate this consolidation throughout 2008, with the aim of strenuously defending our positions and continuing to outperform in all our markets.  We are confident that the arrival of Deutsche Telekom as OTE’s strategic partner will speed up this process and generate synergies, benefiting all our shareholders.”

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues for the three months ended March 31, 2008 increased by 1.9% compared to the first quarter of 2007, as a result of strong performance in mobile operations, increased international telephony revenues and ongoing ADSL growth. Excluding Q1’07 revenues from Infote, the Group’s Greek directories business sold in Q4’07, revenues grew by 2.9% in Q1’08.

Total Operating Expenses

Total Operating Expenses excluding depreciation & amortization and VRP-related costs increased by 1.6% in the quarter to €961.9mn, as lower expenses in Greek fixed-line operations were more than offset by higher charges in the Group’s fast-growing units.

- Payroll and Employee Benefits

In Q1’08, Payroll and Employee Benefits totaled €300.5mn, down 0.4% compared to the previous year’s quarter. Payroll and Employee Benefits related to mobile operations were up in the quarter, but the increase was more than offset by savings in other OTE units.

- Other Operating Expenses

Other Operating Expenses were up 4.6% to €304.4mn, mainly reflecting higher commissions to dealers and provisions for doubtful accounts.

Operating Income

Group operating income was down 8.0% in the quarter to €239.5mn.  The decline was entirely due to higher retirement costs at RomTelecom.  Excluding this impact, all major Group units achieved strong improvements in Operating Income.

Depreciation and Amortization

Group Depreciation and Amortization was up 5.4% to €294.3mn in Q1’08, reflecting recent investments in international mobile operations.

Operating Income before Depreciation and Amortization

Pro Forma Operating Income before Depreciation and Amortization (OIBDA) increased by 2.5% to €575.7mn in Q1’08.  Group OIBDA margin stood at 37.4%, up slightly from the comparable quarter last year.

Net Income

In the quarter, OTE Group posted Net Income of €141.1mn, virtually unchanged from last year’s first quarter, despite higher costs related to employee early retirement programs.

Cash Flow

Cash provided by operating activities increased by 0.6% from Q1’07, amounting to €322.5mn for the three months ended March 31, 2008. In Q1’08, OTE discontinued cash payments to pension fund TAP-OTE, but incurred an outflow of approximately €16mn (€46mn total liability for full year 2008) related to Greek fixed-line redundancy payments to OTE’s Auxiliary pension fund.

Capital Expenditure

Capital expenditure in the first quarter totaled €139.0mn, down 37.7% compared to Q1’07. Capital expenditure for the Greek fixed-line, RomTelecom and Cosmote operations reached approximately €39mn, €22mn and €75mn respectively.

Debt

As of March 31, 2008, total OTE Group gross debt stood at €6,113.7mn, an increase of 10.6% compared to December 31, 2007, reflecting OTE's increased stake in Cosmote. Net debt amounted to €4,750.8mn, up 12.8% from 2007 year end. OTE Group debt outstanding breaks down as follows:

(€ mn)	Mar 31, 2008	Dec 31, 2007	% Change
Short-Term:
-Bank loans	3.3	1,497.4	-99.8%
Medium & Long-term:
-Bonds	5,450.9	3,360.4	62.2%
-Bank loans	659.5	670.0	-1.6%
Total Indebtedness	6,113.7	5,527.8	10.6%
Cash and Cash equivalents	1,362.9	1,316.3	3.5%
Net Debt	4,750.8	4,211.5	12.8%

1.

OTE FIXED-LINE

TRAFFIC STATISTICS

(Minutes, million)	Q1’08	Q1’07	% Change
Local	2,755.9	2,976.8	-7.4%
National Long-distance	465.1	432.1	7.7%
International Long-distance	64.3	70.7	-9.1%
Fixed-to-Mobile	426.1	440.3	-3.2%
Special Calls	43.3	49.4	-12.3%
Total Voice traffic	3,754.7	3,969.3	-5.4%
Subscription Dial-up Internet	822.7	1,511.9	-45.6%

SUMMARY FINANCIAL DATA

(€ mn)	Q1’08	Q1’07	% Change
Revenues	633.3	660.9	-4.2%
- Basic Monthly Rentals	160.2	171.0	-6.3%
- Fixed-to-fixed calls	113.9	130.5	-12.7%
- Fixed-to-mobile calls	57.2	65.5	-12.7%
- International	52.9	40.7	30.0%
- Other	249.1	253.2	-1.6%
Operating Income	87.2	76.1	14.6%
Operating income before depreciation and amortization	207.6	206.2	0.7%
as % of Operating revenues	32.8%	31.2%	1.6pp
Voluntary Retirement costs	12.2	22.1	-44.8%
Pro Forma Operating income before depreciation and amortization	219.8	228.3	-3.7%
as % of Operating revenues	34.7%	34.5%	0.2pp
Depreciation & Amortization	120.4	130.1	-7.5%

In Q1’08, total fixed-line revenues decreased by 4.2%, compared to the first quarter of 2007, reaching €633.3mn. Nearly two-thirds of this decline is attributable to the deconsolidation of OTE Globe effective Q2’07. The drop in monthly rentals and fixed-to-fixed revenues was roughly in line with trends recorded in prior quarters, while fixed-to-mobile revenues were impacted by new termination rate cuts implemented by mobile operators in February 2008.  International telephony and broadband revenues partly offset the drop in other categories; growth in ADSL revenues continued in the quarter, though at a slightly lower pace than subscriber growth, as a result of the tariff reductions implemented in December 2007.  The slight decline in Other revenues primarily reflects the gradual obsolescence of certain products and services, notably phone cards.

The impact of local loop unbundling (LLU) continued in Q1’08, though at a slower pace than in Q4’07 (95,000 in Q1’08 vs. 119,000 in Q4’07). In this year’s quarter, the total number of PSTN lines dropped by over 96,000 to 4.4 million, while the number of ISDN lines (64K) fell by nearly 20,000 to a total of over 1.3 million.

The total Greek ADSL market reached approximately 1.27 million subscribers as of the end of Q1’08, compared to over 1.13 million at the end of December 2007. OTE ADSL customers exceeded 861,000 at the end of the quarter, vs. nearly 825,000 at December 31, 2007; net additions to the OTE retail brand, Conn-x, were nearly 80,000, roughly unchanged from the Q4’07 level. New tariffs and higher broadband access speeds enabled Conn-x to achieve a market share of net new additions well in excess of 50%.

Nearly one-third of all Conn-x broadband customers have subscribed to the Conn-x Talk flat-rate offering, which includes unlimited local and national long-distance calls. In May 2008, OTE launched a bundle that combines fixed, mobile and broadband services, offering its customers a discount in mobile rental and the convenience of a single bill.

Total operating expenses amounted to €546.1mn, down 6.6% from the Q1’07 level. Payroll and employee benefits declined 1.3% to €175.6mn, reflecting the implementation of the employee exit program that started in the first quarter of 2007. In Q1’08, average Greek fixed-line headcount was down 2.5% from the prior year quarter, to 11,448. An additional 200 employees will depart from OTE in the course of the current year, leading to a provision for early retirement of €12.2mn in the first quarter.

Other operating expenses stood at €115.9mn, down 4.5% from €121.4mn in Q1’07, reflecting cost discipline across all expense categories and a particularly sharp decline in third-party fees.

Pro Forma Operating Income before Depreciation and Amortization (OIBDA) reached €219.8mn, down 3.7% compared to €228.3mn Q1’07, while OIBDA margin rose by 0.2 percentage point to 34.7%.

2. COSMOTE GROUP

CUSTOMER BASE EVOLUTION

	Cosmote Greece	AMC	GloBul	CosmoFon	Cosmote Romania	Total Cosmote
Net adds Q1’08	259,868	28,112	5,056	25,407	621,869	940,312
Customers March 31, 08	6,528,495	1,223,295	3,877,978	618,433	4,238,143	16,486,344
YoY % Change	20.3%	19.4%	14.0%	24.3%	128.0%	35.0%

SUMMARY FINANCIAL DATA

(€ mn)	Q1’08	Q1’07	% Change
Revenues	747.3	687.6	8.7%
Operating Income	139.3	130.3	6.9%
Operating income before depreciation and amortization	240.0	215.2	11.5%
as % of Operating revenues	32.1%	31.3%	0.8pp

In Q1’08, the Cosmote Group gained market share in every country in which it is present, while at the same time posting OIBDA margin improvements in all mobile units. This strong performance was achieved despite a decline in interconnection rates in Greece and Bulgaria, as well as new competition in FYROM and, towards the end of the quarter, in Albania and Romania.

The improvement at all levels and in all regions is the result of the ongoing strong positive subscriber contribution from Germanos and successful commercial initiatives, as well as operational improvements achieved through increased focus on OIBDA-generating revenues and cost savings.

The Group added a total of 940,000 subscribers during the quarter, driving the customer base to nearly 16.5 million, a 35% increase compared to a year ago and 6% compared to year end 2007. Customer growth was particularly strong in Romania, up 622,000 subscribers, while Greece, despite the maturity of the market, made another major contribution to customer additions. Germanos contributed 68% of the Group’s net adds (excluding Albania) up from 52% in Q1’07, steadily increasing its share in the Group’s customer origination.

Consolidated revenues grew 8.7% in Q1’08 and consolidated OIBDA increased by 11.5%, with the Group OIBDA margin improving 0.8 percentage point.

Greece – Cosmote

Cosmote sustained its strong performance, capturing over 75% of the market’s net additions, boosting its overall customer market share to over 39%. During Q1, Cosmote Greece added 260,000 customers, of which 93% from the Germanos distribution channel.

During Q1’08 Cosmote Greece added 24,609 net new contract subscribers, and 235,259 net new pre-paid subscribers bringing the total number of customers at the end of Q1’08 to 6.53 million, an increase of 20% compared to the March 31, 2007 level. Total contract customers at the end of Q1’08 reached 2.06 million (+10% y-o-y) while pre-paid customers reached approximately 4.46 million.

Voice traffic (outgoing & incoming) during the quarter continued its upward path, increasing by 38.8%. Total outgoing minutes increased by 48.5% in Q1’08, as both the contract and prepaid segments showed higher usage. As a result, outgoing voice revenues increased by 12% compared to Q1’07, mainly driven by prepaid customers. This ongoing trend, achieved during a quarter of sharp tariff declines, underscores the positive elasticity enjoyed by Cosmote.

Cosmote pursued its revenue growth, driven by voice, as it has been steadily increasing its market share in subscribers, traffic and revenues, based on a strategy that focuses on extensive quality distribution, best-in-class 2G and 3G networks, and innovative competitive offerings.

SUMMARY FINANCIAL DATA FOR COSMOTE GREECE

(€ mn)	Q1’08	Q1’07	% Change
Revenues	424.4	390.0	8.8%
Operating Income	133.1	118.2	12.5%
Operating income before depreciation and amortization	175.5	158.1	11.0%
as % of Operating revenues	41.4%	40.5%	0.9pp

In this heated competitive environment, Cosmote managed to increase revenues by 8.8% in Q1’08.  Total service revenues (excluding sales of handsets and other non-telecom revenues) increased by 9.8%. This is the third consecutive quarter of revenue growth in excess of 7%, with Q1’08 accelerating compared to Q4’07.

Both the contract and prepaid segments showed strong growth (9% and nearly 23%, respectively), despite aggressive price cuts implemented in the prior quarter, driving total outgoing revenues higher by 11.9% in Q1’08 compared to the same period last year, as data and SMS continue their upward trend (approximately +9.5%).

Incoming revenues were up 2.3%, despite a 7.3% mobile termination rate (MTR) reduction implemented on February 1, 2008, and a cumulative MTR reduction of 13.5% since Q1’07. Incoming minutes increased by over 16% for the quarter, offsetting the negative impact of the termination rate cut compared to Q1’07.

Outgoing data revenues (which include SMS, MMS, i-mode® and other data revenues from Value Added Services) represented approximately 8.0% of total telecommunication revenues compared to roughly 7.3% in Q4’07. In April 2008, Cosmote was the first operator to launch HSDPA @ 7.2MBPS in the Greek market, supported by a major advertising campaign. Cosmote is focusing on steadily increasing the untapped potential of mobile data in the Greek market during the coming quarters, exploiting its significant competitive advantage in 3G and HSDPA coverage.

Visitor roaming revenues for the quarter were up 42%, through significantly increased traffic due to new operator agreements.  The first quarter, however, might not be an accurate indicator of the full-year trend, as it typically accounts for just 5% of annual roaming revenues.

	Q1’07	H1’07	9M’07	12M’07	Q1’08
AMOU, blended (min)	153	163	169	170	177
ARPU, blended (€)	26.6	27.2	27.9	27.2	24.1
Total Customer base	5,428,925	5,683,633	5,939,366	6,268,627	6,528,495

Blended AMOU in Q1’08 increased by about 16% to 177 minutes compared to Q1’07, continuing the trend of previous quarters, driven mainly by pre-paid AMOU, given the elasticity response, following significant tariff reductions during Q4’07 and the steady uptake of Cosmote’s market-leading pre-paid “friends & family” add-on (“Call them all”). Contract AMOU for the period increased by approximately 4%.

Blended ARPU for Q1’08, at €24.1, declined by approximately 9.4% compared to Q1’07, a similar decline as in previous quarters, affected by the termination rate decline, while outgoing contract ARPU remained virtually flat.

OIBDA in Greece increased 11% in Q1’08, and OIBDA margin improved to 41.4% from 40.5% in Q1’07. This improvement was achieved despite lower interconnection rates and strong customer additions. It reflects strict cost management, with network O&M up just 1.6% despite higher energy prices and the growth of the network, while marketing expenses were down 4.8%. The drop in sales of handsets as a percentage of total revenues also contributed to the overall margin improvement.

Albania – AMC

In Q1’08, AMC pursued its strong profitable growth course, capturing 28,112 net new additions and bringing its total customer base at the end of the year to approximately 1.22 million, a 19.4% increase compared to the end of Q1’07.

SUMMARY FINANCIAL DATA FOR AMC

(€ mn)	Q1’08	Q1’07	% Change
Revenues	45.0	40.5	11.2%
Operating Income	23.2	19.0	22.1%
Operating income before depreciation and amortization	29.1	25.2	15.1%
as % of Operating revenues	64.5%	62.3%	2.2pp

AMC’s revenues for Q1’08 were 11.2% higher than in the prior year quarter, as a result of the significant expansion of its customer base and an increase in traffic of about 15%, generated mostly by contract customer traffic, up 35%.

AMC’s OIBDA grew by 15% to €29.1mn, generating a 64.5% margin.

	Q1’07	H1’07	9M’07	12M’07	Q1’08
AMOU, blended (min)	58	58	60	59	55
ARPU, blended (€)	14	14	14	14	13
Total Customer base	1,024,492	1,090,939	1,135,447	1,195,183	1,223,295

Blended AMOU for the period was 55 minutes, while blended ARPU for the same period declined 7% to €13.

Bulgaria – GloBul

During Q1’08 GloBul delivered a 10.6% revenue growth, continuing to gain share in the Bulgarian mobile telephony market. GloBul’s service revenues increased by 14.3%, driven mostly by contract airtime revenues, SMS & data.

SUMMARY FINANCIAL DATA FOR GLOBUL

(€ mn)	Q1’08	Q1’07	% Change
Revenues	101.1	91.4	10.6%
Operating Income	17.4	15.6	11.4%
Operating income before depreciation and amortization	40.3	35.4	13.9%
as % of Operating revenues	39.9%	38.7%	1.2pp

At the same time, GloBul registered a 1.2pp OIBDA margin improvement, reaching 39.9%, with OIBDA up 13.9% to €40.3mn. This was achieved despite an 8.8% drop in F2M termination rate in February and very strong growth in the contract customer base. Key cost elements contributing to this improvement have been network expenses and G&A.

GloBul continues its successful strategy of focusing on the post-paid customer segment, following a significant rationalization of its prepaid base, leading to an overall 46/54 contract to prepaid mix.  As a result of over 110,000 net post paid additions and despite over 100,000 net prepaid deactivations, GloBul’s registered customer base increased by just over 5,000 customers to about 3.9 million, representing a 14% increase over the Q1’07 level.

	Q1’07	H1’07	9M’07	12M’07	Q1’08
AMOU, blended (min)	83	88	92	97	103
ARPU, blended (€)	9	10	10	10	9
Total Customer base	3,401,862	3,573,172	3,657,250	3,872,922	3,877,978

GloBul’s blended AMOU for Q1’08 reached 103 minutes, up by about 24%, as a result of increased pre-paid AMOU following commercial initiatives to stimulate usage and the customer base rationalization. Blended ARPU remained virtually stable at just over €9.

FYROM - CosmoFon

CosmoFon continues on its positive trend, despite aggressive competition since Q4’07, following the entry of a third operator. CosmoFon added a total of 25,400 net new customer during Q1’08, of which three quarters post-paid, reaching a total customer base of 618,400 at the end of the quarter, a 24.3% increase compared to a year ago. As a result of the increasing share of contract subscribers in new additions, the total customer base continues improving, having reached over 20% post-paid.  During Q1’08, CosmoFon acquired a 3G license and plans to launch 3G services in late Q3, which, together with other company initiatives will enable CosmoFon to offer a full range of services, including mobile GSM, WiMAX, 3G and fixed, enhancing the company’s future potential.

SUMMARY FINANCIAL DATA FOR COSMOFON

(€ mn)	Q1’08	Q1’07	% Change
Revenues	14.6	14.0	4.3%
Operating Loss	(0.9)	(0.4)	-121.5%
Operating income before depreciation and amortization	3.6	3.4	5.0%
as % of Operating revenues	24.7%	24.5%	0.2pp

Revenues increased by 4.3% in Q1’08 to €14.6mn, with service revenues up 7%. Revenue growth is the result of increasing outgoing voice revenues on the contract side (+22%) and the increase in the post-paid subscriber base (+61% y-o-y), balancing the reduction in prepaid revenues.

Blended ARPU declined approximately 10% to €9, with blended AMOU up 19% to 87 minutes.

CosmoFon’s OIBDA rose 5% to €3.6mn, with OIBDA margin improving to 24.7% from 24.5% in Q1’07.  The improvement is primarily the result of increased efficiencies in network, distribution and marketing expenses.

	Q1’07	H1’07	9M’07	12M’07	Q1’08
AMOU, blended (min)	73	81	85	85	87
ARPU, blended (€)	10	10	11	10	9
Total Customer base	497,637	515,785	540,861	593,026	618,433

Romania – Cosmote Romania

Cosmote Romania added a total of 621,869 subscribers during Q1’08, bringing its customer base to 4.2 million, a 128% increase compared to a year ago and 17% from the previous quarter. Cosmote added over 111,000 contract subscribers during the quarter, building on the trend observed since Q3’07. Cosmote’s network improvements, now covering over 98% of the population, aggressive commercial offerings and extensive distribution network drive the company’s successful and strong market momentum.

SUMMARY FINANCIAL DATA FOR COSMOTE ROMANIA

(€ mn)	Q1’08	Q1’07	% Change
Revenues	53.2	27.4	94.4%
Operating Loss	(25.8)	(19.4)	-33.2%
Operating income/(loss) before depreciation and amortization	(7.7)	(10.5)	26.9%

Revenues in Q1’08 reached €53.2 million, a 94% increase compared to the year ago quarter.  Reported blended ARPU for Q1’08 was €4.9, continuing to be affected by the fast subscriber growth and low prepaid revenue per user as the market is dominated by multiple SIM cards, used primarily for cheap on-net traffic based on aggressive commercial policies. Post-paid ARPU is approximately four times higher. As a result of these trends, post-paid revenues increased 143% compared to a year ago, while prepaid revenues rose by 87%.

At the OIBDA level, Cosmote Romania posted a loss of €7.7mn in Q1’08, a 27% improvement from Q1’07.  Cosmote Romania is on track to turn OIBDA positive by the end of the year.

	Q1’07	H1’07	9M’07	12M’07	Q1’08
ARPU, blended (€)	5.8	6.2	6.0	5.6	4.9
Total Customer base	1,859,023	2,216,465	2,818,059	3,616,274	4,238,143

Germanos

Germanos remains the key driver for subscriber additions, especially in Greece and Romania, generating substantial market share benefits and revenue growth for Cosmote.  Overall, in Q1’08, Germanos contributed about 618,000 net new subscribers to the Group, as compared to 524,000 in Q1’07, and accounted for 68% of the Group’s net additions (excluding Albania) during Q1’08.

Germanos accounted for 93% of Greece’s net additions compared to 87% in the year 2007 and 63% in 2006. In Romania, Germanos contribution to net additions increased from 58% in 2007 to 61%. Compared to Q1’07, in Q1’08, net additions through Germanos in Greece continued increasing, up by 19% and in Romania by 21%, where net post-paid additions through Germanos increased by 70% compared to Q1’07.

In terms of stand-alone financial performance, Germanos reported revenues of €240.7mn. Of this total, about €53mn are commission related, €183mn represent sales of products, including €18mn from non-mobile related products, €62mn handsets, with the remaining €4mn made up of various other revenue streams. Germanos OIBDA reached €2.5mn. Increasingly, and in order to optimize the Group’s operational and financial structure, Germanos is focusing on operational efficiency within the Cosmote Group rather than on its financial results as a stand alone entity.

SUMMARY FINANCIAL DATA FOR GERMANOS

(€ mn)	Q1’08	Q1’07	% Change
Revenues	240.7	204.5	17.7%
Operating Income/(loss)	(1.3)	5.4	-
Operating income before depreciation and amortization	2.5	8.2	-69.7%
as % of Operating revenues	1.0%	4.0%	-3.0pp

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

(€ mn)	Q1’08	Q1’07	% Change
Revenues	219.2	222.1	-1.3%
Operating Income	(14.2)	26.6	-
OIBDA	55.8	90.7	-38.5%
Pro forma* OIBDA	85.4	90.7	-5.8%
as % of Operating Revenues	39.0%	40.8%	-1.8pp

Fixed Telephony, Lines	3,021,433	3,222,488	-6.2%

* Excluding impact of RomTelecom employee exit program in Q1'08

RomTelecom operating revenue in Q1’08 declined by 1.3% compared to the same period in 2007. The continuing drop in traditional telephony services as well as reduced payphone revenues, together with the impact of tariff reductions implemented in Q2’07 for both voice and ADSL products, were partly offset by strong growth in new services, notably broadband, business data & TV services.

The combination of mobile substitution and higher competition from fixed-line alternative carriers affected the number of lines, which decreased by approximately 13,500 lines, or 0.4%, from the 2007 year-end level. The continued success of attractive service bundles introduced last year was instrumental in containing churn and boosting usage, particularly long-distance traffic (up 89% in Q1’08 vs. Q1’07).

Interconnection revenues rose by 24% in Q1’08 compared to the same period of 2007, reflecting a 19% increase in traffic.

Data services (ADSL, VPN, other broadband services) grew by 69% in the quarter compared to the same period last year, as RomTelecom pursues its objective of gaining market share in non-voice services. The total number of billed ADSL customers at the end of Q1’08 exceeded 448,000, an increase of nearly 90,000 lines from the 2007 year-end level.

The direct-to-home TV service launched by RomTelecom in late 2006 once again recorded successful take-up, attracting 94,000 new subscribers in Q1’08 to reach a total subscriber base of 484,000 at the end of the period. Due to growth in demand for ADSL and DTH TV, revenues from the sale of Customer Premise Equipment (CPE) increased by 77% in Q1’08.

Operating expenses excluding depreciation and amortization for Q1’08 were 24.4% higher than in the same period of 2007. The increase reflects a one-off provision of €29.6mn related to restructuring costs, pursuant to RomTelecom's transformation plan.  Increases in cost of goods sold, resulting from higher sales of CPE, and in third-party services, also impacted operating expenses. Finally, increases in international transit and traffic, due to RomTelecom's improved service offering, resulted in higher interconnection costs in the quarter.

As a combined result of the slightly lower revenues and increased operating expenses for the quarter, Operating Income before Depreciation & Amortization declined by 38.5% in Q1’08 compared to the same period in 2007.

Changes in technology and increased deployment of short-lived assets generated a €5.9mn increase in depreciation charges.

With 12,357 employees at the end of Q1’08, headcount was roughly unchanged from the 2007, level, but is expected to be reduced over the course of the year due to the implementation of the company's restructuring plan.

Several projects and initiatives are implemented to address the aggressive competitive environment:

➢

RomTelecom pursues its efforts to improve its positioning as a full telecom and media provider through targeted campaigns.

➢

A corporate transformation program was launched early in 2008 in order to enhance the company’s operating efficiency, with a company-wide evaluation of employee skills already underway.

4.  EVENTS OF THE QUARTER

OTE ANNOUNCES THE RESULTS OF THE VOLUNTARY PUBLIC OFFER FOR COSMOTE

On January 31, 2008, OTE announced that the acceptance period of the tender offer expired on January 29, 2008. At the end of the acceptance period, OTE owned 331,228,491 shares, representing a percentage of 98.59% of the total paid up share capital and voting rights of Cosmote. Within three months as of the end of the acceptance period, OTE has the right to require the transfer to it of all remaining shares (Squeeze-Out Right) at the same price as the offer price of the tender offer, i.e. €26.25 per share. During the same period, the remaining shareholders of Cosmote have the right to sell in the market to OTE their shares (Sell-Out Right) for a consideration of €26.25 per share. After the completion of exercise of the Squeeze-Out Rights and of the Sell-Out Rights, OTE delisted Cosmote’s shares from the ATHEX, as well as the GDRs from the LSE.

OTE ISSUES €2.1 BILLION IN FIXED COUPON BONDS

On February 6, 2008, OTE announced that it had successfully completed the previous day the bookbuilding process for the issuance, by its 100% owned subsidiary OTE Plc, of €1.5bn 3-year Fixed Rate Notes and of €600mn 7-year Fixed Rate Notes. The 3-year Fixed Rate Notes, priced at 99.750%, will pay an annual coupon of 5.375%, while the 7-year Fixed Rate Notes, priced at 99.705%, will pay an annual coupon of 6%. The bookbuilding process was completed on the same day, within three hours, and the issues were oversubscribed 3.6 times.

The proceeds were used for the refinancing of the bridge facility of OTE Plc that OTE had taken in November 2007, for the purpose of the Cosmote minorities acquisition. At completion, the total cost of the acquisition will reach €2.85bn, funded by the bridge facility (€2.1bn) and OTE’s own cash reserves (€750mn).

OTE ANNOUNCES THE SALE OF ITS STAKE IN OTENET CYPRUS LTD AND OTENET TELECOMMUNICATIONS LTD

On February 28, 2008, OTE announced that the Cypriot company Cyprus Trading Corporation Plc (CTC) agreed to acquire OTE Group’s stakes in the companies OTENET Cyprus Ltd and OTENET Telecommunications Ltd for €3.9mn. The agreement is subject to approval by the relevant authorities.

OTE ANNOUNCES AN EMPLOYEE EXIT PROGRAM FOR 2008

On February 28, 2008, OTE announced that it had reached an agreement with the unions regarding an employee exit program. Under this program, which is similar in type to the ones OTE had been implementing since 1996, employees who have one to five remaining years of service until normal retirement will respectively get exit bonuses that range from €5,000 to €40,000, in order to depart during 2008. Approximately 200 OTE employees are eligible for this employee exit program. Departures will start on April 11, 2008 and all employees participating in the program will leave the company until the end of 2008.

5.  SUBSEQUENT EVENTS

OTE ANNOUNCES THAT OTEESTATE FILED A REQUEST FOR A LICENSE FOR THE OPERATION OF A REAL ESTATE INVESTMENT COMPANY

On April 16, 2008, OTE announced that its subsidiary, OTE Estate, has filed a request with the Hellenic Capital Market Commission on April 10, 2008, asking for a license for the operation of a Real Estate Investment Company. This initiative is part of OTE Group’s strategy for the crystallization of the value of OTE Estate’s real estate portfolio. OTE has been communicating this strategic objective to the investment community, via press releases and corporate presentations, for over a year. The value of the real estate assets that will be subscribed to the Real Estate Investment Company, as mentioned in the relevant press articles, will be no less than €250mn.

OTE ANNOUNCES THAT DEUTSCHE TELEΚOM’S PARTICIPATION IN OTE’S SHARE CAPITAL STANDS AT 19.999234%

On May 20, 2008, OTE announced that, according to the notification of Deutsche Telekom, on May 20, 2008, Deutsche Telekom’s participation in OTE’s share capital and total voting rights stands at 19.999234%, which corresponds to 98,026,324 voting rights following an acquisition of voting rights on May 15, 2008. According to the aforementioned notification, before this transaction, Deutsche Telekom had no participation in OTE’s share capital and held no voting rights.

6. OUTLOOK

Management expects the trends recorded in the first quarter to continue throughout the year.  In Greek fixed-line, LLU should lead to further line losses, though at a slightly slower pace, while the growth of new services – broadband and, in the medium-term, IPTV – should partly compensate the revenues lost to declining voice traffic.  Similarly, RomTelecom should take advantage of further penetration of ADSL and DTH TV to defend its positions vis-à-vis cable operators.  Finally, revenues should continue to increase at a satisfactory pace in all mobile operations, with data services providing an additional growth driver, particularly in Greece.

Thanks to the growing integration of its operating units and the improved control of its distribution capabilities, the OTE Group is in a better position than before to adjust its cost base to its projected revenue streams.  This is expected to result in solid OIBDA margins in all major Group operating units in 2008.

Commenting on the outlook, Mr. Vourloumis noted: “The past twelve months have been an atypical period in the history of our Group.  By ourselves and, soon, with the support of our new partner, we will work throughout the year to strengthen OTE’s fundamentals and reward all of our shareholders.”

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

            Christina Hadjigeorgiou - Financial Analyst

                         Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2006 filed with the SEC on June 28, 2007. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of March 31, 2008 and December 31, 2007 (Under IFRS)

II.

Consolidated Income Statements for the three months ended March 31, 2008 and 2007 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months ended March 31, 2008 and 2007 (Under IFRS)

IV.

Consolidated Statement of Cash Flows for the three months ended March 31, 2008 and 2007 (Under IFRS)

V.

Group Revenues for the three months ended March 31, 2008 and 2007 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

Mobile Operations

VIII.

International Operations

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(€ mn)	31 Mar 2008	31 Dec 2007
ASSETS

Non - current assets:
Property, plant and equipment	6,164.7	6,371.4
Goodwill	540.4	541.5
Telecommunication licenses	384.4	396.2
Investments	158.1	158.4
Advances to pension funds	222.3	229.8
Deferred taxes	97.0	94.6
Other non-current assets	678.5	678.6
Total non - current assets	8,245.4	8,470.5

Current assets:
Inventories	197.3	201.7
Trade receivables	1,202.1	1,172.0
Other current assets	407.3	372.5
Cash and cash equivalents	1,362.9	1,316.3
Total current assets	3,169.6	3,062.5

TOTAL ASSETS	11,415.0	11,533.0

EQUITY AND LIABILITIES

Equity attributable to shareholders of the parent:
Share capital	1,171.5	1,171.5
Share premium	486.9	485.9
Statutory reserve	312.1	312.1
Consolidation reserve	(3,236.0)	(2,533.8)
Retained earnings	2,667.1	2,595.8
	1,401.6	2,031.5
Minority interest	935.9	1,023.1

Total equity	2,337.5	3,054.6

Non – current liabilities:
Long-term debt	6,032.2	3,947.1
Provision for staff retirement indemnities	233.2	230.3
Cost of voluntary leave scheme	219.8	217.5
Provision for Youth Account	274.2	273.5
Other non – current liabilities	240.0	233.6
Total non – current liabilities	6,999.4	4,902.0

Current liabilities:
Suppliers	820.8	931.5
Short-term loans	3.3	1,497.4
Short-term portion of long-term debt	78.2	83.3
Income tax	119.0	83.0
Deferred revenue	223.9	189.2
Dividends payable	3.9	4.0
Cost of voluntary leave scheme	184.6	200.2
Other current liabilities	644.4	587.8
Total current liabilities	2,078.1	3,576.4

TOTAL EQUITY AND LIABILITIES	11,415.0	11,533.0

Movement in OTE Group Shareholders’ equity

2008

Shareholders' equity, January 1	3,054.6
Profit for the period	136.9
Other movements recognized directly in equity	(854.0)
(717.1)

Shareholders' equity, March 31	2,337.5

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months ended March 31, 2008 and 2007 (€ mn)

	Q1’08	Q1’07%
			Change
Revenues:
Domestic Telephony	466.0	526.8	-11.5%
International Telephony	78.9	70.7	11.6%
Mobile Telephony	559.8	494.3	13.3%
Other revenues	432.8	416.8	3.8%
Total Revenues	1,537.5	1,508.6	1.9%

Operating Expenses:
Employee costs	(300.5)	(301.7)	-0.4%
Cost of early retirement programs	(41.8)	(22.1)	89.1%
Charges from international operators	(48.1)	(47.8)	0.6%
Charges from domestic telephony operators	(155.6)	(153.5)	1.4%
Depreciation and amortization	(294.3)	(279.3)	5.4%
Cost of telecommunications equipment	(153.3)	(152.9)	0.3%
Other operating expenses	(304.4)	(291.0)	4.6%
Total Operating Expenses	(1,298.0)	(1,248.3)	4.0%

Operating Income	239.5	260.3	-8.0%

Other income / (expense):
Interest income	18.5	19.8	-6.6%
Interest expense	(87.1)	(57.4)	51.7%
FX gain/(loss), net	5.8	5.8	-
Financial net	(62.8)	(31.8)	97.5%
Investment Gain/(loss) on sale of investment	13.8	12.7	8.7%
Total Other income / (expense)	(49.0)	(19.1)	156.5%

Profit before tax	190.5	241.2	-21.0%

Income tax	(53.6)	(63.5)	-15.6%

Profit for the period	136.9	177.7	-23.0%

Attributable to:
Shareholders of the parent	141.1	140.9	0.1%
Minority interest	(4.2)	36.8	-
	136.9	177.7	-23.0%

EXHIBIT III – GROUP OTHER OPERATING EXPENSE ANALYSIS

(€ mn)	Q1’08	Q1’07	% Change
Commission to dealers	65.3	56.1	16.4%
Repairs, maintenance, cost of materials	48.9	46.7	4.7%
Provision for doubtful accounts	25.5	23.1	10.4%
Advertising	43.2	42.5	1.6%
Taxes other than income taxes	11.4	11.0	3.6%
Other	110.1	111.6	-1.3%
TOTAL	304.4	291.0	4.6%

EXHIBIT IV – CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

 Prepared under IFRS for the three months ended March 31, 2008 and 2007 (€ mn)

	Q1’08	Q1’07
Cash Flows from Operating Activities:
Profit before taxes	190.5	241.2
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	294.3	279.3
Cost of early retirement program	41.8	22.1
Provisions	46.9	47.3
Investments and financial income/loss	(38.1)	(38.3)
Amortization of advances to pension funds	8.8	8.8
Interest expense	87.1	57.4

Adjustments for working capital movements related to operating activities
Decrease/(increase) in inventories	4.4	(2.5)
Decrease/(increase) in trade receivables	(126.1)	(51.9)
(Decrease)/increase in liabilities	(150.9)	(183.7)
Minus:
Interest paid	(28.5)	(46.3)
Income taxes paid	(7.7)	(12.8)
Net Cash provided by Operating Activities	322.5	320.6

Cash Flows from Investing Activities:
Acquisition of subsidiary or associate, net of cash acquired	(762.9)	(19.3)
Loans granted	-	(53.6)
Purchase of property, plant and equipment or intangible assets	(139.0)	(223.2)
Proceeds from sale of investment	-	6.3
Other long-term liabilities	-	144.5
Interest received	10.0	13.7
Net Cash used in Investing Activities	(891.9)	(131.6)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for increase of subsidiary's share capital	16.9	12.6
Proceeds from long-term debt and short-term borrowings	2,700.0	-
Repayment of long-term debt and short-term borrowings	(2,100.8)	(519.6)
Dividends paid	(0.1)	(0.4)
Net Cash provided/(used in) by Financing Activities	616.0	(507.4)

Net Increase/(Decrease) in Cash and Cash Equivalents	46.6	(318.4)
Cash and Cash equivalents at beginning of period	1,316.3	2,042.5
Cash and Cash Equivalents at end of period	1,362.9	1,724.1

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months ended March 31, 2008 and 2007 (€ mn)

	Q1’08	Q1’07	% Change
Domestic Telephony:
Basic monthly rentals	233.0	254.1	-8.3%
Local and long distance calls
-Fixed to fixed	128.1	157.3	-18.6%
-Fixed to mobile	82.0	93.4	-12.2%
	210.1	250.7	-16.2%
Other	22.9	22.0	4.1%
Total Domestic Telephony	466.0	526.8	-11.5%

International Telephony:
International traffic	23.8	27.4	-13.1%
Payments from mobile operators	12.1	10.1	19.8%
	35.9	37.5	-4.3%
Payments from International operators	43.0	33.2	29.5%
Total International Telephony	78.9	70.7	11.6%

Mobile Telephony	559.8	494.3	13.3%

Other Revenues:
Prepaid cards	11.7	19.8	-40.9%
Directories	0.7	14.2	-95.1%
Leased lines and data communications	78.3	63.1	24.1%
ISDN, connection & monthly charges	37.4	42.1	-11.2%
Sales of telecommunication equipment	152.9	152.7	0.1%
Internet services-ADSL	55.1	48.2	14.3%
Services rendered	39.3	22.7	73.6%
Interconnection charges	29.2	25.5	14.5%
Miscellaneous	28.2	28.5	-1.4%
Total Other Revenues	432.8	416.8	3.8%

Total Revenues	1,537.5	1,508.6	1.9%

EXHIBIT VI – SEGMENT REPORTING (3M 2008)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Prepared under IFRS, for the three months ended Mar 31, 2008
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	349.1		115.9	2.1	467.1
International Telephony	52.9		27.8	3.8	84.5
Mobile Telephony		608.4			608.4
Other	231.3	138.9	75.5	102.3	548.0
Total Revenues	633.3	747.3	219.2	108.2	1,708.0	(170.5)	1,537.5

Intersegment Revenues	(55.6)	(47.5)	(3.9)	(63.5)	(170.5)

Revenue from External Customers	577.7	699.8	215.3	44.7	1,537.5		1,537.5

Operating Expenses:
Employee costs	(175.6)	(59.0)	(45.8)	(20.3)	(300.7)	0.2	(300.5)
Voluntary retirement costs	(12.2)		(29.6)		(41.8)		(41.8)
Payments to international operators	(29.3)	(7.8)	(9.3)	(18.6)	(65.0)	16.9	(48.1)
Payments to domestic telephony operators	(72.2)	(97.4)	(25.3)	(0.6)	(195.5)	39.9	(155.6)
Depreciation and amortization	(120.4)	(100.7)	(60.9)	(12.7)	(294.7)	0.4	(294.3)
Cost of equipment & prepaid cards	(20.5)	(129.1)	(12.0)	(2.8)	(164.4)	11.1	(153.3)
Other operating expenses	(115.9)	(214.0)	(41.4)	(34.8)	(406.1)	101.7	(304.4)
Total Operating Expenses	(546.1)	(608.0)	(224.3)	(89.8)	(1,468.2)	170.2	(1,298.0)

Operating Income	87.2	139.3	(5.1)	18.4	239.8	(0.3)	239.5

Operating income before depreciation and amortization	207.6	240.0	55.8	31.1	534.5	(0.7)	533.8
as % of Operating revenues	32.8%	32.1%	25.5%	28.7%	31.3%		34.7%

EXHIBIT VI – SEGMENT REPORTING (3M 2007)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Prepared under IFRS, for the three months ended Mar 31, 2007
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	384.0		141.0	2.6	527.6
International Telephony	40.7		28.3	2.0	71.0
Mobile Telephony		533.4			533.4
Other	236.2	154.2	52.8	92.1	535.3
Total Revenues	660.9	687.6	222.1	96.7	1,667.3	(158.7)	1,508.6

Intersegment Revenues	(58.5)	(40.6)	(6.1)	(53.5)	(158.7)

Revenue from External Customers	602.4	647.0	216.0	43.2	1,508.6		1,508.6

Operating Expenses:
Employee costs	(177.9)	(48.6)	(54.6)	(21.5)	(302.6)	0.9	(301.7)
Voluntary retirement costs	(22.1)				(22.1)		(22.1)
Payments to international operators	(35.0)	(8.2)	(5.9)	(0.7)	(49.8)	2.0	(47.8)
Payments to domestic telephony operators	(78.2)	(89.3)	(21.6)	(0.2)	(189.3)	35.8	(153.5)
Depreciation and amortization	(130.1)	(84.9)	(55.0)	(9.8)	(279.8)	0.5	(279.3)
Cost of equipment & prepaid cards	(20.1)	(136.2)	(6.1)	(4.3)	(166.7)	13.8	(152.9)
Other operating expenses	(121.4)	(190.1)	(43.2)	(40.1)	(394.8)	103.8	(291.0)
Total Operating Expenses	(584.8)	(557.3)	(186.4)	(76.6)	(1,405.1)	156.8	(1,248.3)

Operating Income	76.1	130.3	35.7	20.1	262.2	(1.9)	260.3

Operating income before depreciation and amortization	206.2	215.2	90.7	29.9	542.0	(2.4)	539.6
as % of Operating revenues	31.2%	31.3%	40.8%	30.9%	32.5%		35.8%

EXHIBIT VII – MOBILE OPERATIONS

COSMOTE MOBILE TELECOMMUNICATIONS AND SUBSIDIARIES

Prepared under IFRS for the three months ended March 31, 2008 and 2007 (€ thousand)

	Q1’08	Q1’07%
			Change
Revenues:
Monthly service fees	176,642	142,247	24.2%
Airtime revenues	239,573	218,365	9.7%
Interconnection revenues	137,072	123,714	10.8%
Roaming revenues	6,925	7,149	-3.1%
SMS revenues and other services	48,203	41,920	15.0%
Sales of handsets and accessories	134,723	142,238	-5.3%
Commission revenues	0	7,727	-100.0%
Other operating revenues	4,183	4,260	-1.8%
Total Revenues	747,321	687,620	8.7%
Revenues from telecommunication services	608,415	533,395	14.1%

Operating Expenses:
Interconnection	(105,207)	(97,449)	8.0%
Cost of goods	(128,802)	(134,201)	-4.0%
Payroll	(59,362)	(48,873)	21.5%
Network operating costs	(52,168)	(47,229)	10.5%
Distribution & sales	(92,898)	(81,829)	13.5%
Marketing & Customer care	(37,824)	(35,352)	7.0%
General & administrative	(24,099)	(21,631)	11.4%
Provision for doubtful accounts	(6,916)	(5,876)	17.7%
Depreciation	(100,734)	(84,893)	18.7%
Total Operating Expenses	(608,010)	(557,333)	9.1%

Operating Income	139,311	130,287	6.9%

Operating income before depreciation and amortization	240,045	215,180	11.6%
as % of Operating revenues	32.1%	31.3%

COSMOTE Greece (stand alone)

(€ thousand)	Q1’08	Q1’07%
			Change
Revenues:
Telecommunication services fees & revenues	324,226	289,643	11.9%
Interconnection revenues	86,276	84,317	2.3%
Other operating revenues & sales of merchandising	13,877	16,024	-13.4%
Total Revenues	424,379	389,984	8.8%

Total Operating Expenses	(291,311)	(271,745)	7.2%

Operating Income	133,068	118,239	12.5%

Operating income before depreciation and amortization	175,539	158,115	11.0%
as % of Operating revenues	41.4%	40.5%

ALBANIAN MOBILE COMMUNICATIONS (AMC, stand alone)

(€ thousand)	Q1’08	Q1’07%
			Change
Revenues:
Telecommunication services fees & revenues	30,140	28,798	4.7%
Interconnection revenues	14,012	11,591	20.9%
Other operating revenues & sales of merchandising	895	137	553.3%
Total Revenues	45,047	40,526	11.2%

Total Operating Expenses	(21,882)	(21,550)	1.5%

Operating Income	23,165	18,976	22.1%

Operating income before depreciation and amortization	29,072	25,248	15.1%
as % of Operating revenues	64.5%	62.3%

GLOBUL (stand alone)

(€ thousand)	Q1’08	Q1’07%
			Change
Revenues:
Telecommunication services fees & revenues	70,474	62,382	13.0%
Interconnection revenues	24,510	20,730	18.2%
Other operating revenues & sales of merchandising	6,134	8,304	-26.1%
Total Revenues	101,118	91,416	10.6%

Total Operating Expenses	(83,728)	(75,801)	10.5%

Operating Income	17,390	15,615	11.4%

Operating income before depreciation and amortization	40,323	35,393	13.9%
as % of Operating revenues	39.9%	38.7%

COSMOFON (stand alone)

(€ thousand)	Q1’08	Q1’07%
			Change
Revenues:
Telecommunication services fees & revenues	10,472	9,758	7.3%
Interconnection revenues	3,262	3,085	5.7%
Other operating revenues & sales of merchandising	841	1,131	-25.6%
Total Revenues	14,575	13,974	4.3%

Total Operating Expenses	(15,461)	(14,374)	7.6%

Operating Loss	(886)	(400)	-121.5%

Operating income before depreciation and amortization	3,600	3,427	5.0%
as % of Operating revenues	24.7%	24.5%

COSMOTE Romania (stand alone)

(€ thousand)	Q1’08	Q1’07%
			Change
Revenues:
Telecommunication services fees & revenues	37,878	19,506	94.2%
Interconnection revenues	13,425	5,815	130.9%
Other operating revenues & sales of merchandising	1,946	2,066	-5.8%
Total Revenues	53,249	27,387	94.4%

Total Operating Expenses	(79,050)	(46,754)	69.1%

Operating Loss	(25,801)	(19,367)	-33.2%

Operating income before depreciation and amortization	(7,707)	(10,542)	26.9%

GERMANOS

(€ thousand)	Q1’08	Q1’07%
			Change
Revenues:
Commission Revenues	52,921	42,647	24.1%
Sales of merchandising	183,668	158,290	16.0%
Other operating revenues	4,095	3,609	13.5%
Total Revenues	240,684	204,546	17.7%

Total Operating Expenses	(241,988)	(199,145)	21.5%

Operating Income	(1,304)	5,401	-

Operating income before depreciation and amortization	2,497	8,243	-69.7%
as % of Operating revenues	1.0%	4.0%

EXHIBIT VIII - INTERNATIONAL OPERATIONS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the three months ended March 31 2008,
in accordance with IFRS (€ thousand)

Q1’08

Basic monthly rentals	72,833
Domestic Telephony calls	43,059
Domestic Telephony	115,892
International Telephony	27,840
Other Revenues	75,487
Total Operating Revenues	219,219

Personnel (incl. Voluntary Redundancy)	(75,399)
Other operating expenses	(88,032)
Depreciation and Amortization	(69,982)
Total Operating expenses	(233,413)

Operating income/(loss)	(14,194)

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended March 31, 2008 and 2007
OTE	Q1’08	Q1’07	% Change
PSTN lines	4,413,027	4,756,470	-7.2%
ISDN, 64kb equiv. lines	1,324,918	1,387,354	-4.5%
Total lines	5,737,945	6,143,824	-6.6%

ADSL subscribers	861,592	593,309	45.2%
Unbundled local loops	404,846	52,980	664.1%

COSMOTE (Greece)
Total subscribers	6,528,495	5,428,925	20.3%

AMC
Total subscribers	1,223,295	1,024,492	19.4%

GLOBUL
Total subscribers	3,877,978	3,401,862	14.0%

COSMOFON
Total subscribers	618,433	497,637	24.3%

COSMOTE ROMANIA
Total subscribers	4,238,143	1,859,023	128.0%

Employees:
-OTE	11,548	11,720	-1.5%
-COSMOTE (Greece)	2,183	2,156	1.3%
-RomTelecom	12,357	12,257	0.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 29, 2008

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer